H.B. Fuller Company	Correspondence to:
1200 Willow Lake Boulevard	P.O. Box 64683
St. Paul, Minnesota 55110-5101	St. Paul, MN 55164-0683
Phone 651-236-5900

November 13, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien
Accounting Branch Chief

Re:	H.B. Fuller Company
Form 10-K for Fiscal Year Ended November 29, 2008
Definitive Proxy Statement on Form 14A filed March 2, 2009
File No. 001-09225

Dear Mr. O’Brien:

This letter contains the response of H.B. Fuller Company (the “Company” or “we”) to the comments regarding the report and proxy statement referenced above contained in your letter to the Company dated November 3, 2009. We have addressed your comment letter by reproducing the comment below and providing our response immediately thereafter. In addition, the Company has included the written acknowledgement requested by the Commission at the end of this letter.

Form 10-K for Fiscal Year Ended November 29, 2008

Item 15. Exhibits and Financial Statement Schedules, Page 92

1.	We note your response to comment ten in our letter dated September 11, 2009. The credit agreement and loan agreement filed as exhibits to the Form 10-Q for the quarterly period ended August 29, 2009 do not appear to contain all of the schedules to the agreements. Specifically, the filed credit agreement appears to be missing Schedules 2.03, 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08 and the filed loan agreement appears to be missing schedules 3.01, 3.06, 6.01, 6.02, 6.04 and 6.08. As previously requested, please file all of the schedules to the agreements. Please note that even if a schedule is blank, you should still file it.

In the Company’s upcoming Form 10-K report filing, we will include any schedules that were inadvertently omitted.

United States Securities and Exchange Commission

November 13, 2009

Written Acknowledgement

Pursuant to your request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information, please call me at (651) 236-5710 or Tim Keenan, Vice President and General Counsel, at (651) 236-5867.

Very truly yours,

/s/ James R. Giertz

James R. Giertz

Senior Vice President and Chief Financial Officer

cc:	Melissa Rocha, Chambre Malone & Dieter King, Securities and Exchange Commission
Mr. Michele Volpi, President and Chief Executive Officer
Mr. Timothy J. Keenan, Vice Pres., General Counsel and Corp. Secretary
Mr. James C. McCreary, Jr., Vice Pres., Corp. Controller